Exhibit 12.1

Broder Bros., Co.

Calculation of Earnings to Fixed Charges Ratio

(in thousands)

	Fiscal Year Ended December 31,
	2004	2005	2006	2007	2008
Earnings:
Loss before provision (benefit) for income taxes	$(2,854)	$(4,552)	$(13,773)	$(129,893)	$(82,625)
Plus: fixed charges	31,327	40,589	44,647	42,986	40,961

	28,473	36,037	30,874	(86,907)	(41,664)

Fixed Charges:
Interest expense	$28,541	$36,713	$40,358	$38,416	$35,728
Estimate of the interest within operating leases	2,786	3,876	4,289	4,570	5,233

	31,327	40,589	44,647	42,986	40,961

Earnings to fixed charges ratio	—	—	—	—	—

Note: For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of total interest expense and a one-third portion of operating lease expenses that management believes is representative of the interest component of operating leases. Earnings were insufficient to cover fixed charges by $2.9 million, $4.6 million, $13.8 million, $129.9 million and $82.6 million for the fiscal years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.